EXHIBIT 12

COLGATE-PALMOLIVE COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Millions)
(Unaudited)

Six Months Ended June 30, 2015
Earnings:
Income before income taxes	$1,778
Add:
Fixed charges	105
Less:
Income from equity investees	(4)
Capitalized interest	(3)
Income as adjusted	$1,876
Fixed Charges:
Interest on indebtedness and amortization of debt expense and discount or premium	$62
Portion of rents representative of interest factor	40
Capitalized interest	3
Total Fixed Charges	$105
Ratio of earnings to fixed charges	17.9